Exhibit 99.1
DEBT COVENANT COMPLIANCE
As of January 31, 2013
(Amounts in thousands)
(Unaudited)

Adjusted EBITDA:

(in 000s)	LTM (i)	Q4 FY12	Q1 FY13	Q2 FY13	Q3 FY13
Net Income	$9,585	$2,643	$2,221	$2,110	$2,611
Add Back:
Depreciation and Amortization	5,870	1,485	1,426	1,413	1,546
Income Tax Provision (Benefit)	3,377	(1,003)	1,477	1,352	1,551
Interest Charges	1,137	175	340	325	297
Non-Cash Charges (ii)	4,862	2,225	927	768	942
Adjusted EBITDA	$24,831	$5,525	$6,391	$5,968	$6,947
I. Consolidated Leverage Ratio
A. Total Long-Term Obligations and Notes Payable (iii)	$18,475
B. Adjusted EBITDA	$24,831
C. Consolidated Leverage Ratio (Line I.A / Line I.B)	0.74
Maximum Permitted	2.75x to 1
II. Consolidated Fixed Charge Coverage Ratio
A. Adjusted EBITDA
1. Consolidated Net Income	$9,585
2. Consolidated Interest Charges	$1,137
3. Provision for income taxes	$3,377
4. Depreciation expenses	$5,316
5. Amortization expenses	$554
6. Non-recurring non-cash reductions of Consolidated Net Loss	$4,862
7. Adjusted EBITDA (Lines II.A.1 + 2 + 3 + 4 + 5 + 6)	$24,831
B. Cash payments for taxes	$2,719
C. Maintenance Capital Expenditures	$2,000
D. Consolidated Interest Charges (except certain non-cash interest)	$641
E. Current portion of other long term debt (iv)	$22
F. Consolidated Fixed Charge Coverage Ratio ((Line II.A.7 - Line II.B - Line II.C) / (Line II.D + Line II.E)	30.3
Minimum required	1.75x to 1
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Notes:
(i) Last Twelve Months (Most Recent Four Fiscal Quarters)
(ii) Allowable add backs pursuant to Credit Facility Agreement

(iii)	Includes letters of credit of $8.1 million and subordinated debt
(iv) Represents current portion of other long-term debt as of January 31, 2013 and excludes subordinated debt